SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No.  4 )*



                       Central Newspapers, Inc.
                         (Name of Issuer)


                       Class A Common Stock
                  (Title of Class of Securities)


                            154647 10 1
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))






                                  Page 1 of 7 Pages

CUSIP No.   154647 10 1

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Enid Goodrich
     Social Security No. ###-##-####

2.   Check the appropriate box if a member of a group
     (b)

3.


4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power
     2,485,200 shares

6.   Shared Voting Power
     1,469,400 shares

7.   Sole Dispositive Power
     2,485,200 shares

8.   Shared Dispositive Power
     1,469,400 shares

9.   Aggregate Amount Beneficially Owned by each Reporting Person
     3,954,600

10.  Check box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11.  Percent of Class Represented by Amount in Row 9
     16.8%

12.  Type of Reporting Person
     IN













                                  Page 2 of 7 Pages

CUSIP No.   154647 10 1

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Liberty Fund, Inc.

2.   Check the appropriate box if a member of a group
     (b)

3.


4.   Citizenship or Place of Organization
     Indiana

5.   Sole Voting Power
     1,251,600 shares

6.   Shared Voting Power
     0

7.   Sole Dispositive Power
     1,251,600 shares

8.   Shared Dispositive Power
     0

9.   Aggregate Amount Beneficially Owned by each Reporting Person
     1,251,600

10.  Check box if the Aggregate Amount in Row (9) Excludes
     Certain Shares

11.  Percent of Class Represented by Amount in Row 9
     5.3%

12.  Type of Reporting Person
     CO














                                  Page 3 of 7 Pages

Item 1(a).     Name of Issuer:

               Central Newspapers, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

               307 North Pennsylvania Street
               Indianapolis, Indiana  46204


Item 2(a).     Name of Person Filing:

                 (i)  Enid Goodrich

                (ii)  Liberty Fund, Inc.


Item 2(b).     Address of Principal Business Office, or, if none,
               Residence:

                (i) Enid Goodrich
                    Morningside, Apt. 336
                    8810 Colby Boulevard
                    Indianapolis, Indiana  46268

               (ii) Liberty Fund, Inc.
                    8335 Allison Pointe Trail, Suite 300
                    Indianapolis, Indiana  46250


Item 2(c).     Citizenship:

                (i) United States of America

               (ii) Indiana


Item 2(d).     Title of Class of Securities:

               Class A Common Stock


Item 2(e).     CUSIP Number:

               154647 10 1


Item 3.        If this statement is filed pursuant to
               Rules 13d-1(b) or 13d-2(b):

               Not Applicable



                                  Page 4 of 7 Pages

Item 4.        Ownership:


Item 4(a).     Amount Beneficially Owned:

                (i) Enid Goodrich - 4,108,600 shares

                    Of the amount reported, 1,405,600 shares are directly beneficially owned by Liberty Fund, Inc. Mrs. Goodrich is Vice Chairman and a Director of Liberty Fund, Inc., an Indiana not-for-profit corporation, and in such capacity, shares voting and dispositive power with respect to such shares. In addition, 217,800 shares of the amount reported are held in a trust, the income from which Mrs. Goodrich has the right to receive during her lifetime. Mrs. Goodrich shares voting power with respect to such shares with the trustee of the trust, but does not have dispositive power with respect to such shares.

               (ii) Liberty Fund, Inc. - 1,405,600 shares

                    Of the amount reported, 19,000 shares are issuable upon conversion of 190,000 shares of Class B common stock owned by Liberty Fund, Inc.


Item 4(b).     Percent of Class:

                (i) 17.5%

               (ii) 6.0%


Item 4(c).     Number of shares as to which such person has:

                (i) sole power to vote or direct the vote:

                    (1)  Enid Goodrich - 2,485,200 shares

                    (2)  Liberty Fund, Inc. - 1,405,600 shares

               (ii) shared power to vote or to direct the vote:

                    Mrs. Goodrich share voting and dispositive power with respect to the 1,405,600 shares owned by Liberty Fund, Inc. In addition, with respect to 217,800 shares, Mrs. Goodrich



                                  Page 5 of 7 Pages
                    shares voting power with the trustee of a certain trust.

               (iii) sole power to dispose or to direct the
                     disposition of:

                    (1)  Enid Goodrich - 2,485,200 shares

                    (2)  Liberty Fund, Inc. - 1,405,600 shares

               (iv) shared power to dispose or to direct the
                    disposition of:

                    Mrs. Goodrich shares voting and dispositive power with respect to the 1,405,600 shares beneficially owned by Liberty Fund, Inc.


Item 5.        Ownership of Five Percent or Less of a Class:

               Not Applicable


Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               Not Applicable


Item 7.        Identification and Classification of the
               Subsidiary which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Not Applicable


Item 8. Identification and Classification of Members of the Group:

               Not Applicable


Item 9.        Notice of Dissolution of Group:

               Not Applicable


Item 10.       Certification:

               Not Applicable





                                  Page 6 of 7 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 8, 1995       s/ Enid Goodrich
                              Enid Goodrich




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 8, 1995       LIBERTY FUND, INC.


                              By: s/ Charles King, President

































                                  Page 7 of 7 Pages